Exhibit 99.1

Ecopetrol´s Board of Directors Appoints Juan Carlos Echeverry as New CEO and Camilo Marulanda as Executive Vice President

Ecopetrol (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that today its Board of Directors appointed Mr. Juan Carlos Echeverry as the new CEO of the company, effective April 6, 2015.

With extensive knowledge of economics, the ability to lead processes of change, experience in public administration and prior experience as member of the Board of the Company, Mr. Echeverry meets all the conditions to carry out the reforms that the current price environment demands and execute the institutional strategy re-alignment in which the Company has been engaged in recent months.

Juan Carlos Echeverry, born in 1962, is an economist from the Universidad de los Andes, and holds degrees in International Economy from the Kiel Institute for the World Economy and a PhD in Economics from New York University. He was Dean of the faculty of Economy at Universidad de los Andes and Head of the National Planning Department as well as Ministry of Finance and Public Credit. He has also been a consultant and commentator in economics and has advised several governments and companies. Until a few months ago he was Executive Director for Colombia and Ecuador at the Inter-American Development Bank.

The process of selection and appointment of the new CEO took place in three stages. The first involved the identification by a prominent international executive search firm of candidates who fulfill the conditions consistent with the profile defined by the Board. The second stage was the selection by the firm of a small number of candidates, two of whom the Board decided to interview and the third stage included the election of the new CEO, who counted on the affirmative vote of six out of the nine members of the Board.

Following the decision, the Board endorsed the appointment by consensus and instructed the management of Ecopetrol to carry out the corresponding splicing at the earliest.

The Board of Directors also appointed Camilo Marulanda as Executive Vice President. Born in 1978, Mr. Marulanda is an Economist from the Universidad de los Andes, with Marketing studies and a MBA from this university. Prior to join to Ecopetrol´s Group in 2003, he worked at International Investment Intelligence and Procter Gamble.

Ecopetrol´s Board of Directors is comprised by the Ministry of Finance and Public Credit, the Ministry of Mines and Energy, the Head of the National Planning Department and six independent members of which one is appointed by the producing regions in Colombia and other by the minority shareholders.

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co